The Target Portfolio Trust
For the period ended 10/31/07
File number 811-07064
THE TARGET PORTFOLIO TRUST

Supplement dated August 27, 2007 to
Prospectus dated April 27, 2007

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This supplement amends the Prospectus of The Target Portfolio Trust (the
"Trust") dated April 27, 2007 and is in addition to any existing supplements to the Trust's Prospectus.

1. The second paragraph under the caption "Evaluating Performance" on page 14 is deleted and replaced with the following:

The Portfolios' annual total returns do not reflect the TARGET Program fee: if the Program fee were reflected, the annual total returns would be lower than those shown. However, each Portfolio's average annual total returns take into account the maximum TARGET Program fee of 1.50%.

2. Class T shares of each of the Portfolios currently may be purchased by participants in the TARGET Program, which is primarily offered through Wachovia Securities LLC ("Wachovia"), and offered on a limited basis through Pruco Securities, LLC to existing participants in the TARGET Program. Class T shares of the Portfolios are also offered to certain investors who do not participate in the TARGET Program, as explained the Prospectus on page 64 under the caption, "How to Buy, Sell and Exchange Shares of the Trust - Introduction."

      Wachovia currently offers the TARGET and CustomChoice Programs, both of which are non-discretionary, investment advisory service programs. Wachovia has determined it will close its TARGET Program, which is currently offered by Wachovia to shareholders of Class T shares of each of the Portfolios, to new investors on or about September 28, 2007. Wachovia will transfer shareholders' assets in Wachovia's TARGET Program account to Wachovia's CustomChoice Program on or about November 5, 2007. Investors in the TARGET Program offered by Wachovia should contact their financial advisor for information regarding Wachovia's CustomChoice Program. There will be no change in a shareholder's investment in the Target Portfolios solely as a result of the transfer. Effective on or about November 5, 2007, references in the Prospectus to the TARGET Program as being offered through Wachovia, and to investors in Wachovia's TARGET Program, are deleted from the Prospectus.

      Class T Shares of the Portfolios will continue to be offered on a limited basis to existing investors in the TARGET Program offered by Pruco Securities Corporation.